

June 26, 2015

Via E-mail
Kirstin H. McTaggart
Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada MJ5 2J1

> **Re:** **Central GoldTrust**
> **Schedule TO-T filed by Sprott Asset Management LP, et al.**
> **Filed May 27, 2015**
> **Schedule TO-T/A filed by Sprott Asset Management LP, et al.**
> **Filed June 1, 3, 11, 23, 24 and 25, 2015**
> **File No. 005-87886**
>
> **Communications Filed Pursuant to Rule 425 by Sprott Asset Management LP**
> **Filed June 23 and 24, 2015**
> **File No. 001-32934**

Dear Ms. McTaggart:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1. Throughout the Offer and Circular disclosure indicates that the Sprott offer will unlock approximately $3.06 in value per unit and approximately $59.1 million in value in the aggregate for Central GoldTrust unitholders. These estimates appear to be based on trading prices on April 22 and April 23, 2015. In order to provide more current context, please consider disclosing in future filings estimates using trading prices as of the most

recent practicable date each time you reference estimates of the value being unlocked by the offer.

Frequently Asked Questions, page 1

If I make the Exchange Offer Election …, when will I receive the consideration for my GTU Units?, page 6

2. Disclosure indicates that GTU Unitholders will receive the consideration for tendered units "as soon as practicable … after the Offeror has taken up the Tendered GTU Units." Please revise your disclosure here and throughout the Offer and Circular to conform to Rule 14e-1(c), which requires that you pay the consideration offered "promptly" upon expiration of the offer.

3. Consistent with the requirements of Item 4 of Schedule TO and Item 1004(a)(1)(iv) of Regulation M-A, please disclose, if correct, that the offerors will not provide a subsequent offering period. Please also note our subsequent comment 7.

Offer, page 20

3. Manner of Acceptance, page 22

4. Refer to the following disclosure on page 24: "All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any GTU Units deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing GTU Unitholders agree that such determination shall be final and binding." Please revise to clarify that unitholders may challenge your determinations in a court of competent jurisdiction.

5. Disclosure indicates that the "Offeror reserves the right to permit participation in the Offer in a manner other than that set out in this Section 3." Please revise to disclose any other procedures for tendering securities or ways in which securities will be accepted for payment contemplated by such disclosure. Refer to Item 1004(a)(1)(vii) and (viii) of Regulation M-A.

6. Disclosure indicates that "[i]n order not to provide the Special Resolutions Power of Attorney, withdrawals of Deposited GTU Units must be effected prior to 4:58 p.m. (Toronto time) on the Expiry Date." This disclosure appears to be inconsistent with the withdrawal rights specified in Rule 14d-7. Please revise your disclosure consistent with the requirements set forth in Rule 14d-7, which permits withdrawal any time prior to expiration time of the offer. In that regard, we note the disclosure indicating that the offer will expire at 5:00 p.m. (Toronto time) on July 10, 2015.

4. Conditions of the Offer, page 26

7.   With a view toward revised disclosure, please advise us of the Offeror's plans in pursuing the proposed transactions if less than 66 2/3% of the issued and outstanding GTU Units are tendered and whether the tender of less than 66 2/3% implicates additional restrictions under the Offeror's trust agreement. For example, advise us whether the Offeror would take up tendered units in an amount less than 66 2/3 % of the issued and outstanding GTU Units if the corresponding condition were waived.

8.   Please refer to the recent amendments to Central GoldTrust's Declaration of Trust, as announced by Central GoldTrust on June 24, 2015. We also note the condition to the offer specified in condition (f)(xi). Please disclose whether the recent amendments to Central GoldTrust's Declaration of Trust have triggered the condition and, if so, whether you have waived the condition. Please also note our subsequent comment 11 below regarding your decision to proceed with an offer if you waive a condition.

9.   Disclosure indicates that the conditions of the offer may be "satisfied or waived by the Offeror (in its sole discretion)…." The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to include an objective standard for determining whether the conditions have been satisfied or waived.

10.   Disclosure indicates that the conditions may be waived by the Offeror "at any time and from time to time, both before and after the Expiry Time."   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

11.   Disclosure indicates that the conditions "may be asserted by the Offeror at any time" and the "failure by the Offeror at any time to exercise or assert any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror." This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response.

12.   With respect to the same disclosure referenced in the immediately preceding comment, please note that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform target security

holders how the bidder intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response.

5. Extension, Variation or Change of the Offer, page 29

13.   Please revise the disclosure in this section to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

6. Take-up of and Payment for Tendered GTU Units, page 31

14.   Disclosure indicates that the Offeror will "take up Tendered GTU Units validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time but in no event later than ten days after the Expiry Time and will pay for GTU Units so taken up as soon as practicable thereafter, but in any event not later than three business days after taking up the Tendered GTU Units." Please advise us how this complies with Rule 14e-1(c), which requires that you pay the consideration offered "promptly" upon expiration of the offer, or revise the disclosure accordingly.

15.   Please revise the disclosure in the second paragraph of this section to clarify that the Offeror's right to delay in taking up and paying for GTU Units is subject to the Offeror's obligation under Rule 14e-1(c) to pay the consideration offered promptly upon expiration of the offer.

14. Summary Comparison of Material Differences between the PHYS Trust Agreement and the GTU Declaration of Trust …, page 52

16.   Please disclose the material differences in unitholders' voting rights by further explaining differences in (1) the unitholders' rights to elect members of the governing board, (2) the frequency of unitholder meetings (i.e., whether annual meetings are required and the date of the last annual meeting) and, (3) any other material difference in the voting rights, which impact corporate governance.

18. Regulatory Matters, page 58

17.   With a view toward revised disclosure, please advise us whether the proposed transactions are pre-merger notifiable under the Competition Act (Canada). See Item 1011(a)(2)-(3) of Regulation S-K. Please also advise us of the consideration given to applicable anti-trust laws and other pre-merger notification requirements.

U.S. Federal Income Tax Consequences of the Exchange Offer Election and the Merger
Transaction, page 64

18.   Please refer to the following disclosure on page 64: "Because the determination of
        whether the exchange pursuant to the Exchange Offer Election and the Merger
        Transaction qualifies as a Reorganization depends on the resolution of complex issues
        and facts, some of which will not be known until the completion of the Offer and the
        Merger Transaction, there can be no assurance that the exchange pursuant to the
        Exchange Offer Election and the Merger Transaction will qualify as a Reorganization."
        Please also refer to the following disclosure on page 65: "[P]ursuant to proposed
        U.S. Treasury regulations …, U.S. Holders may be required to recognize gain, if any, on
        the exchange, even if the exchange pursuant to the Exchange Offer Election and the
        Merger Transaction otherwise qualifies as a Reorganization." With a view toward
        revised disclosure, please advise us how these cautionary statements regarding U.S. tax
        treatment reconcile with the following statements which appear to provide certainty as to
        tax treatment:

        •   "GTU Unitholders that elect the Merger Election can exchange their GTU Units for
            PHYS Units based on the NAV to NAV Exchange Ratio on a tax-deferred basis for
            U.S. and Canadian income tax purposes." (Offer and Circular, pages 10 and 20)

        •   "GTU Unitholders making the Merger Election will have the opportunity to exchange
            their GTU Units for such number of PHYS Units … on a tax-deferred basis for U.S.
            and Canadian income tax purposes so as to defer the realization of any gain (or loss)
            for U.S. or Canadian tax purposes." (Letter of Transmittal, page 4)

        •   "Sprott is offering a merger election, which will allow you to defer the realization of
            any capital gain (or loss) for U.S. or Canadian tax purposes." (Soliciting Script filed
            as an exhibit to Schedule TO-T/A filed June 1, 2015)

19.   We note assertions regarding the potential adverse tax risk and exposure that non-
        redeeming U.S. holders may face, which is allegedly the result of the PHYS physical
        redemption feature. Please revise your disclosure to explain the risk, if material, of any
        such adverse consequences. Provide context to the circumstances in which the risk could
        arise by referencing historical patterns of physical redemption by Sprott unitholders.

20.   We note the series of tax consequences summarized in the Offer and Circular. Further,
        given the materiality to the offer of various tax treatments associated with the elections
        made and the features of the PHYS units being offered in the exchange, supplementally
        advise us of the consideration given to providing a tax opinion and whether there are
        applicable Canadian law requirements with respect thereto. We may have further
        comment.

Communications Filed Pursuant to Rule 425

21.   See comment 1 above. If you reference your estimates of the value unlocked by the offer in future communications filed under Rule 425, please consider also providing the estimates using trading prices as of the most recent practicable date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Christopher J. Cummings, Esq.
        Edwin S. Maynard, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP